Alston & Bird LLP
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1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
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www.alston.com

John B. Shannon
Direct Dial:  404-881-7466
E-mail:  john.shannon@alston.com

April 17, 2009

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Jay Ingram

Re:	Astec Industries, Inc.
Form 10-K
Filed February 27, 2009
File No. 1-11595

Dear Mr. Ingram:

On behalf of our client, Astec Industries, Inc. (the “Company”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated March 26, 2009 (the “Comment Letter”) relating to the Form 10-K filed by the Company on February 27, 2009.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.

Information incorporated from your Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

1.  We note your disclosure about how annual salaries are set based upon a “subjective assessment of a number of factors.” Describe the specific items of corporate or individual performance that you use to determine the amounts awarded under this and the other elements of compensation.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Silicon Valley • Washington, D.C.

United States Securities and Exchange Commission
April 17, 2009

Company Response:

As discussed on page 18 of the Definitive Proxy Statement (the “Proxy Statement”), the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) reviews and determines the base salaries of the Company’s named executive officers on an annual basis.  As a starting point, base salary increases for named executive officers historically have reflected a cost of living adjustment, with further increases approved by the Compensation Committee based on a subjective assessment of a number of factors.  As more fully described below, the factors on which this subjective assessment is based fall into three general categories:  Company performance factors, individual performance factors and competitive salary practices.

It is important to emphasize that the subjective assessment of these factors is qualitative, rather than quantitative, and there are no specific weightings or objective criteria associated with any of the factors.  In determining base salaries for the named executive officers each year, the Compensation Committee relies upon Mr. Brock, the Company’s President and Chief Executive Officer, to provide evaluations of the other named executive officers (each of whom report directly to Mr. Brock) and to provide recommendations regarding whether adjustments to base salaries are warranted. In determining Mr. Brock’s base salary each year, the Compensation Committee relies on its own observations and assessments with respect to Mr. Brock’s individual performance and the overall results of his leadership of the Company.

Company Performance Factors.

Compensation decisions for a particular year are made following a review of the financial and operational performance of the Company and its business groups for the prior year. In recommending and approving base salaries, the Chief Executive Officer and the Compensation Committee review and assess the Company’s performance, with an emphasis on earnings and return on capital employed.  These two performance criteria are direct reflections of the Company’s profitability and operating efficiency, which the Company believes are key drivers for creating shareholder value.

Company performance factors weigh more heavily in the determination of annual cash and long-term incentive compensation than in the determination of base salary adjustments for named executive officers. However, in evaluating the Company’s 2007 performance in connection with setting 2008 salaries, the Compensation Committee considered that the Company’s 2007 revenues reached a record $869 million and its 2007 earnings reached a record $57 million, and that the Company’s return on capital employed exceeded its target goal of 14%.

Individual Performance Factors.

The subjective factors considered by the Compensation Committee in relation to a named executive officer’s individual performance for the previous year include project management, leadership, staff development, contribution to the Company’s growth, scope of responsibilities and experience and an assessment of the named executive officer’s future performance potential.

United States Securities and Exchange Commission
April 17, 2009

Competitive Salary Practices.

As discussed on page 17 of the Proxy Statement, the Compensation Committee’s policy is to set named executive officer compensation at sufficiently competitive levels within the construction equipment manufacturing industry, as well as within a broader group of companies of comparable size and complexity, in order to attract, retain and motivate named executive officers.  In 2005, the Company engaged the services of Towers Perrin to, among other things, conduct a market analysis of compensation levels to assist the Compensation Committee in setting executive compensation at a market competitive level.  At that time, the Compensation Committee reviewed the peer group data compiled by Towers Perrin for informational purposes, but did not formally target specific levels of pay relative to the external market.  The Compensation Committee uses the information as a guide in establishing an executive compensation program, including the setting of base salaries for the named executive officers.  For 2008 base salaries, the Compensation Committee did not conduct a specific peer group review but continued the compensation program initiated in 2005 without significant deviation.

In summary, as noted on page 18 of the Proxy Statement, base salaries for the Company’s named executive officers (other than Mr. Vig) were increased by 2.8% to 3.8% over 2007 base salary levels.  These increases were determined by starting with a cost of living adjustment (approximately 2.3% for 2008) and further adjusting upwards based on a review of the Company’s 2007 performance (focused primarily on earnings and return on capital employed) and a subjective assessment of individual performance criteria (which was generally positive for each of the named executive officers), using an approach consistent with past practice.  Mr. Vig received a greater increase (10.1%) than the other named executive officers, based on his promotion to group vice president and the associated increase in responsibilities and leadership potential.

Annual Cash Incentive Compensation, page 18

2.  Please expand your discussion to describe the principal factors used to determine the amount of “discretionary” profit-sharing bonuses. For example, do you have performance standards? How are they applied? Clarify what you mean by “consistent… with distributions to …subsidiary…Presidents.”

Company Response:

As described on page 18 of the Proxy Statement, each of the named executive officers (other than Mr. Vig) earned a discretionary bonus for 2008, approved by the Compensation Committee based on a subjective assessment of Company performance and individual performance.  Mr. Vig earned a bonus for 2008 pursuant to a performance-based formula.  The performance criteria and process for determining the amounts of the bonuses earned by each of the named executive officers is described below.

Mr. Vig

Mr. Vig is the president of one of the subsidiaries, Kolberg-Pioneer, Inc. (“KPI”), and his annual bonus pursuant to the incentive program for subsidiary presidents, which is outlined on page 18 of the Proxy Statement.  Mr. Vig’s bonus is based on KPI’s achievement of performance goals

United States Securities and Exchange Commission
April 17, 2009

relating to return on capital employed (weighted 45%), cash flow on capital employed (weighted 45%), and KPI’s safety record (weighted 10%).  For 2008, if KPI met its target goal of 14% for each metric and met the safety goal, Mr. Vig would receive a bonus equal to 50% of his base salary, which is consistent with past practice of granting maximum annual bonuses opportunities in an amount equal to 50% of an individual’s base salary for achievement of performance goals at the maximum performance level.  For 2008, KPI met or exceeded all three goals, and therefore Mr. Vig received a bonus equal to 50% of his base salary, or $100,000.

Mr. Campbell and Mr. Smith

Mr. Campbell has direct responsibility for the Company’s subsidiaries in the Mobile Asphalt group and the Underground group, and Mr. Smith has direct responsibility for the Company’s subsidiaries in the Asphalt group.  The Compensation Committee intends to provide Mr. Campbell and Mr. Smith with a bonus equal to a percentage of base salary that is generally consistent with the bonus opportunities available to the presidents of the Company’s subsidiaries.  The bonus programs applicable to these individual subsidiaries, including the performance criteria, performance goals and maximum bonus opportunity, are generally consistent with the KPI bonus program described above.

In determining the actual amount of bonus to be awarded, the Compensation Committee relies on the Company’s Chief Executive Officer to provide evaluations of Mr. Campbell and Mr. Smith and to make specific recommendations regarding their bonus amounts.  The Committee retains discretion, however, to adjust the amount of bonus earned by Mr. Campbell and Mr. Smith based on the recommendation of the Company’s Chief Executive Officer and a subjective assessment of the Company performance factors and individual performance factors described above in the Company’s response to Item 1 of the Comment Letter.  For 2008, Mr. Campbell and Mr. Smith were each awarded a discretionary bonus equal to 48% of base salary, or $120,000.

Mr. Brock and Mr. Hall

The Compensation Committee reviews the Company’s performance as a whole in determining the discretionary bonus for Messrs. Brock and Hall because they have responsibility for and oversee the entire Company’s operations. Mr. Hall, as vice president and chief financial officer, does not have the same level of direct impact on the Company’s operating results as Mr. Brock and therefore his annual bonus as a percentage of base salary is generally lower than that of Mr. Brock’s.  In determining the bonuses for Messrs. Brock and Hall, the Compensation Committee reviews the Company’s return on capital employed and cash flow on capital employed (the same metrics utilized for the subsidiary presidents). Additionally, the Compensation Committee makes an overall subjective judgment of the Company performance factors and the individual performance factors described above in the Company’s response to Item 1 of the Comment Letter.

The Compensation Committee also considered the following in granting Mr. Brock a bonus equal to 50% of his base salary and in granting Mr. Hall a bonus equal to 33% of his base salary for 2008:

-	the Company achieved record revenues and earnings in a deteriorating economic environment;

United States Securities and Exchange Commission
April 17, 2009

-	the successful completion of the Dillman Equipment Company acquisition and the start-up of Astec Australia; and
-
the Compensation Committee’s belief that, under the leadership of the current management team, strategies have been employed to help ensure the continued financial success of the Company, including existing product modifications, new product developments, growth in the international sales and diversification into the energy and mining business.

The Company uses the return on capital employed and cash flow on capital employed metrics in determining the named executive officers’ annual bonuses because these metrics are the key indicators of proper capital management and are critical to the Company’s success. Although annual bonuses for the named executive officers are discretionary (other than for Mr. Vig), the Company believes the annual bonus program creates a performance driven environment with a focus on the Company’s overall financial performance as a whole, rather than on individual achievements.

Long-Term Incentive Compensation, page 18

3.  Please discuss in materially complete detail the “performance results” you utilized for purposes of awarding long-term incentive compensation.

Company Response:

In August 2006, the Company developed a long-term incentive program for annual grants of restricted stock units (“RSUs”) to approximately 100 employees, including the named executive officers, based on the Company’s goal of increasing its earnings by 100% over a five-year performance period (fiscal year 2006 through fiscal year 2010). The Compensation Committee reserved 24,500 RSUs that may be earned each year by Company employees and a number of RSUs that may be earned each year by employees in each of the Company’s subsidiaries (KPI, for example, was allocated 6,000 per year), based on achievement of earnings goals for the year at target levels.  If the goals discussed below are met, the Compensation Committee grants a certain number of RSUs determined in its discretion to each of the Company’s key employees that participate in the program, including the named executive officers other than Mr. Vig, who participates in the KPI allocation. The individuals with greater influence over the Company’s performance generally receive more RSUs. For example, Mr. Brock, as President and CEO, earns more RSUs than other employees because of his level of influence on Company operations. The Compensation Committee, in its discretion and after consideration of the recommendation of the Company’s Chief Executive Officer, also determines the amount of RSUs granted to subsidiary presidents, including Mr. Vig, and each subsidiary president then divides the remainder allocated to his or her subsidiary among the subsidiary’s key employees. RSUs vest and convert into shares of the Company’s common stock five years from the grant date, subject to the individual’s continued employment (other than in certain cases, such as retirement).

Annual net income targets for determining whether RSU were earned by Company-level employees were set at levels that required annual net income of the Company to increase by 75% over the five-year period. This goal was set by the Compensation Committee based on the assumption that ¾ of the targeted earnings increase would result from a 75% increase in net income

United States Securities and Exchange Commission
April 17, 2009

over the five-year period beginning with fiscal year 2006 and ¼ of the targeted earnings increase would result from acquisitions.

If the net income goal is not met in one year, no RSUs are granted. However, if the Company misses the goal in one year, the Company can “carry back” net income earned in excess of the goal for the following year to meet the goal for such year. The Company can also “carry forward” net income earned in excess of the goal for one year into any of the following years in the five-year performance period. The amount of RSUs earned by named executive officers for fiscal year 2010 will be doubled if the Company (or KPI, in the case of Mr. Vig) exceeds the five-year cumulative net income target. The Company has exceeded the annual net income goals by approximately 57% in each of 2008 and 2007 and by approximately 22% in 2006.

In addition to achieving the net income goal, the Company (and KPI, in the case of Mr. Vig) must also attain a return on capital employed of at least 14% for RSU grants to be earned by the named executive officers in each year.

Mr. Vig’s RSU grant is based upon the Company’s performance as described for the other named executive officers with respect to 25% of his award. The remaining 75% is based upon the performance of KPI, measured in the same manner as discussed above for the Company.

The Company and its subsidiaries have met the earnings goals discussed above in each of 2006, 2007 and 2008, and therefore the Company’s key employees have earned RSUs for these years (the grant is usually made in March of the following year).  The RSUs granted to the named executive officers for such years, based on the allocation determined in the Compensation Committee’s discretion, is as follows:

	2006	2007	2008
Mr. Brock	9,000	9,000	9,000
Mr. Hall	1,000	1,000	1,000
Mr. Campbell	3,100	3,100	3,100
Mr. Smith	3,100	3,100	3,100
Mr. Vig	2,000	2,200	2,150

4.  Please explain how the number of restricted stock shares is determined.

Company Response:

Please see the Company’s response to Item 3 of the Comment Letter describing how the number of restricted stock units is determined for each named executive officer.

* * *

United States Securities and Exchange Commission
April 17, 2009

As requested in the Comment Letter, on behalf of the Company, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company agrees that in future filings that require disclosure pursuant to Item 402 of Regulation S-K, the Company will expand and enhance its disclosure regarding annual base salaries, annual cash incentive programs and long-term incentive programs for named executive officers consistent with the analysis and level of detail provided in this letter.

If you have any questions, or require any additional information, please feel free to contact me at (404) 881-7466.

Yours truly,

/s/ John B. Shannon

John B. Shannon

Enclosures

cc:           F. McKamy Hall